30 November 2004

Warner Chilcott plc

Disclosure of interests in shares

In accordance with Section 198 - 202 of the UK Companies Act 1985, Warner Chilcott plc (the "Company") has received notification from Deutsche Bank AG that on the basis that the relevant issued share capital of the Company is 187,299,703 shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 24,648,534 ordinary shares of the Company, amounting to 13.16%. Part of this holding may relate to hedging arrangements for customer transactions.